SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

NATIONAL VISION, INC.
(Name Of Subject Company (Issuer))

VISION HOLDING CORP.
VISION ACQUISITION CORP.
Berkshire Partners LLC
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
63845P101
(CUSIP Number of Class of Securities)

Vision Holding Corp.
One Boston Place, Suite 3300
Boston, MA 02108
Telephone: (617) 227-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

COPY TO:
Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110
Telephone: (617) 772-8300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$43,625,193	$5,134.69

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation is based on 6,017,268 shares of common stock of National Vision, Inc. (“NVI”) at a purchase price of $7.25 per share (including shares of common stock issuable on the exercise of outstanding options).

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, equals one-fiftieth of one percent of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,134.69	Form or Registration No.: Schedule TO-T

Filing Party: Vision Holding Corp.	Date Filed: July 28, 2005
☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
SCHEDULE TO
OFFER TO PURCHASE
SIGNATURES
Index to Exhibits

INTRODUCTION
     This Amendment No. 1 to Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2005 by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and Vision Holding Corp., a Delaware Corporation (“Parent”), relating to the offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of National Vision, Inc., a Georgia corporation (the “Company”), including the associated preferred stock purchase rights (the “Shares”) at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is being filed on behalf of the Purchaser, Parent and Berkshire Partners LLC.
     The information set forth in the Offer to Purchase is incorporated by reference in response to all the items of this Amendment No. 1, except as otherwise set forth below.
SCHEDULE TO
     The cover page to Schedule TO is hereby amended by inserting after Vision Acquisition Corp. “Berkshire Partners LLC.”
OFFER TO PURCHASE
     Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

The heading of Item 5 on page i of the Offer to Purchase is amended and restated to read as follows:
“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”
Summary Term Sheet
The Summary Term Sheet of the Offer to Purchase is amended as follows:
The last sentence of the paragraph responding to the question “What Are the U.S. Federal Income Tax Consequences of Tendering My Shares” on page 6 of the Offer to Purchase is hereby amended and restated to read as follows:
“See Section 5 – “Material U.S. Federal Income Tax Consequences” – of this offer to purchase.”
Item 2. Procedures for Tendering Shares
The paragraph entitled “Other Requirements” on page 13 of the Offer to Purchase is amended by inserting the following after the first sentence thereof:
“On the day following expiration of the Offer, the Purchaser intends to pay for all Shares properly tendered and accompanied by such items and, for Shares delivered pursuant to Notice of

Guaranteed Delivery as described above, payment will be made promptly upon satisfaction of the conditions for delivery as described above in the paragraph entitled ‘Guaranteed Delivery.’”
     Item 4. Acceptance for Payment and Payment
The second sentence of the first paragraph under “Acceptance for Payment and Payment” on page 15 of the Offer to Purchase is amended and restated to read as follows:
“The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares until receipt of governmental regulatory approvals required in connection with the transactions contemplated by the Offer.”
Item 5. Certain U.S. Federal Income Tax Consequences
The heading “5. Certain U.S. Federal Income Tax Consequences” on page 16 of the Offer to Purchase is amended and restated to read as follows:
“5. Material U.S. Federal Income Tax Consequences”
The first sentence in the paragraph following such heading on page 16 of the Offer to Purchase is amended by deleting the word “certain” and replacing it with “material.”
The third sentence in the paragraph following such heading on page 16 of the Offer to Purchase is amended by deleting therefrom the words “is for general information only and.”
Item 8. Certain Information Concerning the Company
The last sentence of the last paragraph under the heading “Certain Information Concerning the Company” on page 18 of the Offer to Purchase is amended and restated to read as follows:
“Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor the Parent have verified the accuracy or completeness of such information.”
Item 14. Certain Conditions of the Offer
The first paragraph under the heading “Certain Conditions of the Offer” on page 36 of the Offer to Purchase is amended by adding after the first sentence thereof the following:
“Accordingly, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for if the foregoing conditions are not satisfied or waived on or before the expiration of the Offer.”
The first paragraph under the heading “Certain Conditions of the Offer” on page 36 of the Offer to Purchase is further amended by deleting the words in the last sentence before the lettered paragraphs set forth therein “before the first acceptance of such Shares for payment or the payment therefore” and replacing them with “on or before the expiration of the Offer.”

The last paragraph under the heading “Certain Conditions of the Offer” on page 36 of the Offer to Purchase is amended by adding after the words “at any time and from time to time” in the first and second sentences the words “on or before expiration of the Offer.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vision Acquisition Corp.

By:	/s/ Lawrence Hamelsky

Name:	Lawrence Hamelsky
Title:	Secretary

Vision Holding Corp.

By:	/s/ Lawrence Hamelsky

Name:	Lawrence Hamelsky
Title:	Secretary

Berkshire Partners LLC

By:	/s/ Ross Jones

Name:	Ross Jones
Title:	Managing Director
Dated: August 11, 2005

Index to Exhibits

EXHIBIT
NUMBER	DOCUMENT

(a)(1)	Offer to Purchase dated July 28, 2005.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Notice of Guaranteed Delivery.*

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)
Joint Press Release issued by Parent and the Company on July 26, 2005 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on July 26, 2005).

(a)(8)	Summary Advertisement published July 28, 2005.*

(b)	None

(d)(1)	Agreement and Plan of Merger dated as of July 25, 2005 among Parent, the Purchaser and the Company.*

(d)(2)	Confidentiality Agreement dated February 23, 2005 between the Company and Parent.*

(g)	None

(h)	None

*	Previously filed